                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13E-3
                                (Amendment No. 5 )

                              Transaction Statement
           Under Section 13(e) of the Securities Exchange Act of 1934

                         FIRST COMMONWEALTH CORPORATION
                              (Name of the Issuer)

                            UNITED TRUST GROUP, INC.
                                JESSE T. CORRELL
                     (Name of the Persons Filing Statement)

                          Common Stock, $1.00 par value
                         (Title of Class of Securities)

                                    319828208
                                 (CUSIP Number)

                              Randall L. Attkisson
                      President and Chief Operating Officer
                         First Commonwealth Corporation
                             5250 South Sixth Street
                                  P.O. Box 5147
                           Springfield, Illinois 62705
                                 (217) 241-6300
       (Name, Address and Telephone Number of Person Authorized to Receive
      Notices and Communications on Behalf of the Persons Filing Statement)

                                    Copy to:

                              Kevin J. Hable, Esq.
                           Wyatt, Tarrant & Combs, LLP
                                 2800 PNC Plaza
                            500 West Jefferson Street
                         Louisville, Kentucky 40202-2898
                                 (502) 589-5235

This statement is filed in connection with (check the appropriate box):

a.   [X] The  filing  of  solicitation  materials  or an  information  statement subject to Regulation 14A (ss.ss.240.14a-1 through 240.14b-2),  Regulation 14C
     (ss.ss.240.14c-1 through  240.14c-101) or Rule 13e-3(c) (ss.240.13e-3(c)) under the Securities Exchange Act of 1934 ("the Act").

b.   [_] The filing of a  registration  statement  under the  Securities  Act of
     1933.

c.   [_] A tender offer.

d.   [_] None of the above.

Check the following box if the  soliciting  materials or  information  statement referred to in checking box (a) are preliminary copies: []

Calculation of Filing Fee

           Transaction valuation*                  Amount of filing fee**

                 $2,480,000                                 $496

*The  "transaction  valuation"  amount referred to above is the product of 9,920 outstanding shares of common stock and $250, the cash price per share to be paid in the merger.  **In accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, the filing fee is determined by multiplying the transaction valuation by 1/50th of 1%. [X] Check the box if any part of the fee is offset as provided byss. 240.0-11(a)(2)  and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration  statement number, or the Form or Schedule and the date of its filing.
          Amount Previously Paid:  $496
          Form or Registration No.:  14A
          Filing Party:  First Commonwealth Corporation
          Date Filed:  October 3, 2001

                                  INTRODUCTION

     This  amended   Rule  13e-3   Transaction   Statement  on  Schedule   13E-3
("Statement")  is a final  amendment  and is being filed jointly by United Trust
Group,  Inc.,  an Illinois  corporation  ("United  Trust  Group"),  and Jesse T.
Correll, an individual and the beneficial owner of a majority of the outstanding shares of stock of United Trust Group,  in  connection  with the merger of First
Commonwealth  Corporation,  a Virginia corporation ("FCC"), with and into United
Trust Group,  with United Trust Group as the  surviving  entity,  pursuant to an
Agreement and Plan of  Reorganization,  dated as of June 5, 2001, by and between
United  Trust Group and FCC (the "Merger  Agreement").  FCC's board of directors unanimously  approved the Merger  Agreement and recommended that it be submitted to FCC's shareholders for adoption.

     On April 22, 2002, FCC filed with the  Securities  and Exchange  Commission
("SEC") a definitive proxy statement (the "Proxy  Statement") on Schedule 14A of the  Securities  Exchange Act of 1934,  as amended (the "Act"),  relating to the special  meeting of the  shareholders  of FCC to be held on May 21, 2002. At the special  meeting,  the shareholders of FCC voted in favor of a proposal to adopt and approve the Merger Agreement,  the related Plan of Merger by and between UTG and FCC, and the merger contemplated thereby.

     The  purpose  of this  Amendment  No.  5 to  this  Rule  13e-3  Transaction
Statement is to report, pursuant to Rule 13e-3(d)(3) under the Act, that on June
12, 2002, the merger of FCC with and into United Trust Group was  consummated in accordance  with the Merger  Agreement  (and the related  Plan of Merger).  As a result of the merger, the separate corporate  existence of FCC ceased and all of the assets and  liabilities of FCC became assets and liabilities of United Trust
Group as the surviving entity of the merger.  In addition,  each share of common stock of FCC outstanding  immediately  prior to the effective time of the merger
(excluding shares held by FCC in treasury,  shares held by any subsidiary of FCC and  shares  held by United  Trust  Group,  all of which  were  cancelled),  was automatically  cancelled and converted  into the right to receive a cash payment of $250.00 per share.

     The original Rule 13e-3  Transaction  Statement and Amendment No. 1 thereto were filed  jointly by United  Trust Group and FCC.  Amendments  Nos. 2, 3 and 4
were all filed  jointly by United Trust  Group,  FCC and Jesse T.  Correll,  the
beneficial  owner of a majority  of the  outstanding  shares of common  stock of
United Trust Group.  Because the separate corporate  existence of FCC has ceased as a result of the merger,  this Amendment No. 5 is filed jointly only by United
Trust Group and Mr. Correll.

     Except as otherwise set forth below, the information set forth in the Proxy
Statement,  including all appendices thereto,  is hereby expressly  incorporated herein  by  reference  in  response  to the  items  of this  Statement,  and the
Responses to each item in this  Statement are qualified in their entirety by the information  contained  in the  Proxy  Statement  and  the  appendices  thereto.
Capitalized  terms used but not defined herein shall have the meanings  ascribed to such terms in the Proxy Statement.

ITEM 1.  SUMMARY TERM SHEET.

     Not amended.

ITEM 2.  SUBJECT COMPANY INFORMATION.

     (a) Not amended.

     (b)  The  information  set forth in the Proxy  Statement  under the caption
          "THE SPECIAL MEETING - Record Date" and on the cover page of the Proxy
          Statement is incorporated herein by reference.

          On June 12,  2002,  the merger of FCC with and into United Trust Group was  consummated  in  accordance  with the Merger  Agreement  (and the related  Plan of  Merger).  As a result of the  merger,  the  separate
          corporate   existence  of  FCC  ceased  and  all  of  the  assets  and liabilities of FCC became assets and liabilities of United Trust Group as the  surviving  entity of the merger.  In  addition,  each share of common stock of FCC  outstanding  immediately  prior to the  effective time of the merger (excluding  shares held by FCC in treasury,  shares held by any  subsidiary  of FCC and shares held by United Trust Group,
          all  of  which  were  cancelled),   was  automatically  cancelled  and
          converted  into the right to receive a cash  payment  of  $250.00  per share.

     (c)-(d) The  information set forth in the Proxy Statement under the caption
          "PRICE RANGE OF COMMON STOCK AND DIVIDENDS" is incorporated  herein by reference.

          The common stock of FCC ceased trading in the over-the-counter  market on June 12, 2002, when FCC was merged with and into United Trust Group with United Trust Group being the surviving  entity of the merger,  in accordance with the Merger Agreement (and the related Plan of Merger).

     (e)  Not amended.

     (f)  The  information  set forth in the Proxy  Statement  under the caption
          "COMMON  STOCK  PURCHASE   INFORMATION"  is  incorporated   herein  by
          reference.

          On June 12,  2002,  the merger of FCC with and into United Trust Group was  consummated  in  accordance  with the Merger  Agreement  (and the related  Plan of  Merger).  As a result of the  merger,  the  separate
          corporate   existence  of  FCC  ceased  and  all  of  the  assets  and liabilities of FCC became assets and liabilities of United Trust Group as the  surviving  entity of the merger.  In  addition,  each share of common stock of FCC  outstanding  immediately  prior to the  effective time of the merger (excluding  shares held by FCC in treasury,  shares held by any  subsidiary  of FCC and shares held by United Trust Group,
          all  of  which  were  cancelled),   was  automatically  cancelled  and
          converted  into the right to receive a cash  payment  of  $250.00  per share.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSONS.

     (a)-(c) The information set forth in the Proxy Statement under the captions
          "SUMMARY TERM SHEET - The Companies",  "CURRENT  MANAGEMENT OF FCC AND
          UNITED TRUST GROUP",  "SPECIAL  FACTORS - Interests of Certain Persons
          in the Merger; - Consequences of the Merger;  - Principal  Purposes of
          the Merger/Plans for Surviving  Company after the Merger",  "PRINCIPAL
          HOLDERS  OF  SECURITIES",   "SECURITY  OWNERSHIP  OF  MANAGEMENT"  and
          "RELATED PARTY TRANSACTIONS" is incorporated herein by reference.

          As a result of the  consummation  of the merger of June 12, 2002,  the separate  corporate  existence  of FCC has ceased.  As a result,  this
          Amendment  No. 5 is filed jointly only by United Trust Group and Jesse
          T. Correll.

ITEM 4.  TERMS OF THE TRANSACTION.

     (a)  Not amended.

     (c)  Not amended.

     (d)  Not amended.

     (e)  Not amended.

     (f)  Not applicable.

ITEM 5.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS AND AGREEMENTS.

     (a)  The  information  set forth in the Proxy  Statement  under the caption
          "RELATED PARTY TRANSACTIONS" is incorporated herein by reference.

          At the  special  meeting  on May 21,  2002,  the  shareholders  of FCC adopted and approved the Merger Agreement,  the related Plan of Merger and the merger of FCC with and into United  Trust  Group  contemplated thereby.  On June 12,  2002,  the  merger of FCC with and into  United
          Trust Group was  consummated in accordance  with the Merger  Agreement
          (and the  related  Plan of  Merger).  As a result of the  merger,  the separate  corporate  existence of FCC ceased and all of the assets and liabilities of FCC became assets and liabilities of United Trust Group as the  surviving  entity of the merger.  In  addition,  each share of common stock of FCC  outstanding  immediately  prior to the  effective time of the merger (excluding  shares held by FCC in treasury,  shares held by any  subsidiary  of FCC and shares held by United Trust Group,
          all  of  which  were  cancelled),   was  automatically  cancelled  and
          converted  into the right to receive a cash  payment  of  $250.00  per share.

     (b)-(c) The information set forth in the Proxy Statement under the captions
          "SPECIAL  FACTORS -  Background  of the  Merger"  and  "RELATED  PARTY
          TRANSACTIONS" is incorporated herein by reference.

          At the  special  meeting  on May 21,  2002,  the  shareholders  of FCC adopted and approved the Merger Agreement,  the related Plan of Merger and the merger of FCC with and into United  Trust  Group  contemplated thereby.

     (e)  Not amended.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (b)  Not amended.

     (c)(1)-(8)  The  information  set forth in the  Proxy  Statement  under the captions  "SUMMARY  TERM SHEET - Principal  Purposes  of the  Merger",
          "SPECIAL  FACTORS -  Interests  of Certain  Persons in the  Merger;  -
          Consequences of the Merger;  - Principal  Purposes of the Merger/Plans
          for   Surviving   Company   After  the  Merger"  and  "RELATED   PARTY
          TRANSACTIONS" is incorporated herein by reference.

          At the  special  meeting  on May 21,  2002,  the  shareholders  of FCC adopted and approved the Merger Agreement,  the related Plan of Merger and the merger of FCC with and into United  Trust  Group  contemplated thereby.  On June 12,  2002,  the  merger of FCC with and into  United
          Trust Group was  consummated in accordance  with the Merger  Agreement
          (and the  related  Plan of  Merger).  As a result of the  merger,  the separate  corporate  existence of FCC ceased and all of the assets and liabilities of FCC became assets and liabilities of United Trust Group as the  surviving  entity of the merger.  In  addition,  each share of common stock of FCC  outstanding  immediately  prior to the  effective time of the merger (excluding  shares held by FCC in treasury,  shares held by any  subsidiary  of FCC and shares held by United Trust Group,
          all  of  which  were  cancelled),   was  automatically  cancelled  and
          converted  into the right to receive a cash  payment  of  $250.00  per share.  At the effective  time of the merger,  the common stock of FCC ceased trading in the over-the-counter market. The registration of the common stock of FCC under the Act is being  terminated and FCC will no longer be subject to the  periodic  reporting  requirements  under the
          Act.

ITEM 7.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

     (a)-(d) Not amended.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

     (a)-(e) Not amended.

     (f)  Not applicable.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

     (a)-(c) Not amended.

ITEM 10.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) Not amended.

     (c)  Not amended.

     (d)  Not amended.

ITEM 11.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a)  The  information  set forth in the Proxy  Statement under the captions
          "SUMMARY  TERM SHEET - Interests  of Certain  Persons in the  Merger",
          "SPECIAL  FACTORS -  Interests  of  Certain  Persons  in the  Merger",
          "PRINCIPAL HOLDERS OF SECURITIES," "SECURITY OWNERSHIP OF MANAGEMENT",
          "COMMON STOCK PURCHASE INFORMATION" and "CURRENT MANAGEMENT OF FCC AND
          UNITED TRUST GROUP" is incorporated herein by reference.

          At the  special  meeting  on May 21,  2002,  the  shareholders  of FCC adopted and approved the Merger Agreement,  the related Plan of Merger and the merger of FCC with and into United  Trust  Group  contemplated thereby.  On June 12,  2002,  the  merger of FCC with and into  United
          Trust Group was  consummated in accordance  with the Merger  Agreement
          (and the  related  Plan of  Merger).  As a result of the  merger,  the separate  corporate  existence of FCC ceased and all of the assets and liabilities of FCC became assets and liabilities of United Trust Group as the  surviving  entity of the merger.  In  addition,  each share of common stock of FCC  outstanding  immediately  prior to the  effective time of the merger (excluding  shares held by FCC in treasury,  shares held by any  subsidiary  of FCC and shares held by United Trust Group,
          all  of  which  were  cancelled),   was  automatically  cancelled  and
          converted  into the right to receive a cash  payment  of  $250.00  per share.

     (b)  At the  special  meeting  on May 21,  2002,  the  shareholders  of FCC adopted and approved the Merger Agreement,  the related Plan of Merger and the merger of FCC with and into United  Trust  Group  contemplated thereby.  On June 12,  2002,  the  merger of FCC with and into  United
          Trust Group was  consummated in accordance  with the Merger  Agreement
          (and the  related  Plan of  Merger).  As a result of the  merger,  the separate  corporate  existence of FCC ceased and all of the assets and liabilities of FCC became assets and liabilities of United Trust Group as the  surviving  entity of the merger.  In  addition,  each share of common stock of FCC  outstanding  immediately  prior to the  effective time of the merger (excluding  shares held by FCC in treasury,  shares held by any  subsidiary  of FCC and shares held by United Trust Group,
          all  of  which  were  cancelled),   was  automatically  cancelled  and
          converted  into the right to receive a cash  payment  of  $250.00  per share.

ITEM 12.  THE SOLICITATION OR RECOMMENDATION.

     (d)  Not amended.

     (e)  Not amended.

ITEM 13.  FINANCIAL STATEMENTS.

     (a)  Not amended.

     (b)  Not amended.

ITEM 14.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     (a)-(b) Not amended.

ITEM 15.  ADDITIONAL INFORMATION.

     (b)  Not applicable.

ITEM 16.  EXHIBITS

     (a)(1)  Definitive  Proxy  Statement,   including  all  appendices  thereto
          (incorporated herein by reference to the Definitive Proxy Statement on
          Schedule  14A of First  Commonwealth  Corporation,  filed on April 22,
          2002 (Commission No. 0-05392)).

     (a)(2) Form of  Letter to the  shareholders  of FCC  regarding  shareholder approval of, and the timing of the consummation of,
                  the merger.

     (a)(3)  Form  of  Letter  of  Transmittal  to be  utilized  by  the  former shareholders  of FCC after  consummation  of the  merger to  surrender their stock  certificates to United Trust Group and receive the merger consideration  to with they are  entitled  under the Merger  Agreement
          (and the related Plan of Merger).

     (b)(1) Loan  Commitment  Letter,  dated  September  14,  2001,  from  First
          National Bank of the Cumberlands to United Trust Group, Inc.*

     (b)(2) Universal  Note and  Security  Agreement,  dated  November 15, 2001, between  United  Trust  Group,  Inc.  and First  National  Bank of the
          Cumberlands.*

     (b)(3) Line of Credit  Agreement,  dated November 15, 2001,  between United
          Trust Group, Inc. and First National Bank of the Cumberlands.*

     (c)(1) Fairness Opinion of Morgan Keegan & Company, Inc. dated June 5, 2001
          (incorporated herein by reference to Appendix B to the Proxy Statement referenced as Exhibit (a)(1) to this Statement).

     (c)(2) Presentation to the Board of Directors of FCC prepared and presented by Morgan  Keegan & Company,  Inc.  in  connection  with its  fairness opinion dated June 5, 2001.*

     (c)(3) Form of Letter  from  Morgan  Keegan &  Company,  Inc.  Reconfirming
          Fairness  Opinion  (incorporated  herein by reference to Appendix C to the Proxy Statement referenced as Exhibit (a)(1) to this Statement).

     (d)(1) Agreement and Plan of  Reorganization,  dated as of June 5, 2001, by and  between  United  Trust  Group  and FCC  (incorporated  herein  by reference to Appendix A to the Proxy  Statement  referenced as Exhibit
          (a)(1) to this Statement).

     (d)(2) Common Stock Purchase Agreement, dated February 13, 2001, among FSBI and James E. Melville, Barbara Hartman, BJM Trust - James E. Melville,
          Trustee,  Matthew  C.  Hartman  Trust - James  E.  Melville,  Trustee,
          Zachary T. Hartman Trust - James E.  Melville,  Trustee,  Elizabeth A.
          Hartman Trust - James E.  Melville,  Trustee,  and Margaret M. Hartman
          Trust - James E.  Melville,  Trustee  (incorporated  by  reference  to
          Exhibit  K to  Amendment  No.  10 to the  Schedule  13D filed by First
          Southern  Bancorp,  Inc. and the other  Reporting  Persons  identified therein,  dated  February  13,  2001,  relating to the common stock of
          United Trust Group, Inc. (formerly United Trust, Inc.) (Commission No.
          0-16867)).

     (d)(3) Assignment and Assumption  Agreement,  dated April 11, 2001, between
          FSBI and UTI  (incorporated by reference to Exhibit M to Amendment No.
          11 to the Schedule 13D filed by First Southern  Bancorp,  Inc. and the other  Reporting  Persons  identified  therein,  dated April 11, 2001, relating to the Common  Stock of United Trust  Group,  Inc.  (formerly
          United Trust, Inc.) (Commission No. 0-16867)).

     (d)(4) Consent to Assignment and Novation, dated April 5, 2001, among James
          E. Melville, Barbara Hartman, BJM Trust - James E. Melville,  Trustee,
          Matthew C.  Hartman  Trust - James E.  Melville,  Trustee,  Zachary T.
          Hartman Trust - James E. Melville, Trustee, Elizabeth A. Hartman Trust
          - James E. Melville, Trustee, and Margaret M. Hartman Trust - James E.
          Melville, Trustee (incorporated by reference to Exhibit N to Amendment
          No. 11 to the Schedule 13D filed by First Southern  Bancorp,  Inc. and the other Reporting Persons identified therein,  dated April 11, 2001, relating to the Common  Stock of United Trust  Group,  Inc.  (formerly
          United Trust, Inc.) (Commission No. 0-16867)).

     (d)(5) Agreement,  dated September 4, 2001,  among Jesse T. Correll,  First
          Southern Bancorp,  Inc., First Southern  Funding,  LLC, First Southern
          Holdings,  LLC,  First  Southern  Capital  Corp.,  LLC, First Southern
          Investments,  LLC, Ward F.  Correll,  WCorrell,  Limited  Partnership,
          Cumberland Lake Shell, Inc. and Dyscim, LLC (incorporated by reference to Exhibit B to  Amendment  No. 6 to the  Schedule  13D filed by First
          Southern  Bancorp,  Inc. and the other  Reporting  Persons  identified therein,  dated  September  3, 2001,  relating to the Common  Stock of
          First Commonwealth Corporation (Commission No. 0-05392)).

     (f)  Not applicable.

     (g)  None.

*Previously filed

                                    SIGNATURE

     After due inquiry and to the best of our knowledge  and belief,  we certify that the information set forth in this statement is true, complete and correct.

UNITED TRUST GROUP, INC.

                                            By:  /s/ Theodore C. Miller
                                                   Secretary

                                                 /s/  Jesse T. Correll
                                                 JESSE T. CORRELL

Dated:  June 12, 2002

                                  EXHIBIT INDEX

     (a)(1)  Definitive  Proxy  Statement,   including  all  appendices  thereto
          (incorporated herein by reference to the Definitive Proxy Statement on
          Schedule  14A of First  Commonwealth  Corporation,  filed on April 22,
          2002 (Commission No. 0-05392)).

     (a)(2) Form of  Letter to the  shareholders  of FCC  regarding  shareholder approval of, and the timing of the consummation of, the merger.

     (a)(3)  Form  of  Letter  of  Transmittal  to be  utilized  by  the  former shareholders  of FCC after  consummation  of the  merger to  surrender their stock  certificates to United Trust Group and receive the merger consideration  to with they are  entitled  under the Merger  Agreement
          (and the related Plan of Merger).

     (b)(1) Loan  Commitment  Letter,  dated  September  14,  2001,  from  First
          National Bank of the Cumberlands to United Trust Group, Inc.*

     (b)(2) Universal  Note and  Security  Agreement,  dated  November 15, 2001, between  United  Trust  Group,  Inc.  and First  National  Bank of the
          Cumberlands.*

     (b)(3) Line of Credit  Agreement,  dated November 15, 2001,  between United
          Trust Group, Inc. and First National Bank of the Cumberlands.*

     (c)(1) Fairness Opinion of Morgan Keegan & Company, Inc. dated June 5, 2001
          (incorporated herein by reference to Appendix B to the Proxy Statement referenced as Exhibit (a)(1) to this Statement).

     (c)(2) Presentation to the Board of Directors of FCC prepared and presented by Morgan  Keegan & Company,  Inc.  in  connection  with its  fairness opinion dated June 5, 2001.*

     (c)(3) Form of Letter  from  Morgan  Keegan &  Company,  Inc.  Reconfirming
          Fairness  Opinion  (incorporated  herein by reference to Appendix C to the Proxy Statement referenced as Exhibit (a)(1) to this Statement).

     (d)(1) Agreement and Plan of  Reorganization,  dated as of June 5, 2001, by and  between  United  Trust  Group  and FCC  (incorporated  herein  by reference to Appendix A to the Proxy  Statement  referenced as Exhibit
          (a)(1) to this Statement).

     (d)(2) Common Stock Purchase Agreement, dated February 13, 2001, among FSBI and James E. Melville, Barbara Hartman, BJM Trust - James E. Melville,
          Trustee,  Matthew  C.  Hartman  Trust - James  E.  Melville,  Trustee,
          Zachary T. Hartman Trust - James E.  Melville,  Trustee,  Elizabeth A.
          Hartman Trust - James E.  Melville,  Trustee,  and Margaret M. Hartman
          Trust - James E.  Melville,  Trustee  (incorporated  by  reference  to
          Exhibit  K to  Amendment  No.  10 to the  Schedule  13D filed by First
          Southern  Bancorp,  Inc. and the other  Reporting  Persons  identified therein,  dated  February  13,  2001,  relating to the common stock of
          United Trust Group, Inc. (formerly United Trust, Inc.) (Commission No.
          0-16867)).

     (d)(3) Assignment and Assumption  Agreement,  dated April 11, 2001, between
          FSBI and UTI  (incorporated by reference to Exhibit M to Amendment No.
          11 to the Schedule 13D filed by First Southern  Bancorp,  Inc. and the other  Reporting  Persons  identified  therein,  dated April 11, 2001, relating to the Common  Stock of United Trust  Group,  Inc.  (formerly
          United Trust, Inc.) (Commission No. 0-16867)).

     (d)(4) Consent to Assignment and Novation, dated April 5, 2001, among James
          E. Melville, Barbara Hartman, BJM Trust - James E. Melville,  Trustee,
          Matthew C.  Hartman  Trust - James E.  Melville,  Trustee,  Zachary T.
          Hartman Trust - James E. Melville, Trustee, Elizabeth A. Hartman Trust
          - James E. Melville, Trustee, and Margaret M. Hartman Trust - James E.
          Melville, Trustee (incorporated by reference to Exhibit N to Amendment
          No. 11 to the Schedule 13D filed by First Southern  Bancorp,  Inc. and the other Reporting Persons identified therein,  dated April 11, 2001, relating to the Common  Stock of United Trust  Group,  Inc.  (formerly
          United Trust, Inc.) (Commission No. 0-16867)).

     (d)(5) Agreement,  dated September 4, 2001,  among Jesse T. Correll,  First
          Southern Bancorp,  Inc., First Southern  Funding,  LLC, First Southern
          Holdings,  LLC,  First  Southern  Capital  Corp.,  LLC, First Southern
          Investments,  LLC, Ward F.  Correll,  WCorrell,  Limited  Partnership,
          Cumberland Lake Shell, Inc. and Dyscim, LLC (incorporated by reference to Exhibit B to  Amendment  No. 6 to the  Schedule  13D filed by First
          Southern  Bancorp,  Inc. and the other  Reporting  Persons  identified therein,  dated  September  3, 2001,  relating to the Common  Stock of
          First Commonwealth Corporation (Commission No. 0-05392)).

     (f)  Not applicable.

     (g)  None.

*Previously filed

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